UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

|X|       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
             OF 1934

For the fiscal year ended September 30, 2004

or

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER: 0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
1845 Walnut Street, Suite 1000
Philadelphia, PA 19103

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of September 30, 2004 and 2003	4

Statement of Changes in Net Assets Available for Benefits for the
year ended September 30, 2004	5

Notes to Financial Statements	6–10

SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Financial schedules not include herein are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc.
  Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended September 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 31, 2005

Resource America, Inc. Investment Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2004	2003
ASSETS

Investments, at fair value	$11,449,655	$7,344,862

Participant loans	285,401	223,969

Receivables:
Participant contributions	9,398	2,634
Employer contributions	110	527

Total receivables	9,508	3,161

NET ASSETS AVAILABLE FOR BENEFITS	$11,744,564	$7,571,992

        The accompanying notes to financial statements are an integral part of these statements. 4

Resource America, Inc. Investment Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended September 30, 2004
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$105,914
Net appreciation in fair value of investments	3,064,514

Investment income	3,170,428

Contributions:
Employer	359,211
Participants	896,854
Rollovers	103,220

1,359,285

Total additions	4,529,713

Deductions from net assets attributed to:
Benefits paid to participants	357,141

NET INCREASE	4,172,572

Net assets available for benefits:
Beginning of year	7,571,992

End of year	$11,744,564

The accompanying notes to financial statements are an integral part of this statement.

5

Resource America, Inc. Investment Savings Plan

NOTES TO FINANCIAL STATEMENTS
September 30, 2004

NOTE A — DESCRIPTION OF PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

        General

The Plan is a defined contribution plan covering all full-time employees of Resource America, Inc. (the “Company”) and its wholly-owned subsidiaries. Employees become eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

        Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and subject to annual limitations under the Internal Revenue Code (IRC). Participants may also make a rollover contribution from other qualified plans or rollover IRAs. Participants direct the investment of their contributions into various investment options offered by the Plan. At September 30, 2004, the Plan’s investment options included 17 mutual funds, Resource America, Inc. common stock and a money market account.

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on a per pay basis, which is invested as directed by the participant. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. The Company did not make any discretionary contributions for the year ended September 30, 2004. Contributions are subject to certain limitations.

        Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollover contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Resource America, Inc. Investment Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued) September 30, 2004

NOTE A — DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuing service. A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service. Employer contributions are fully vested upon death of the participant.

        Forfeitures

Forfeited amounts are used to reduce future employer contributions. Amounts forfeited and used to reduce employer contributions were $1,008 during the year ended September 30, 2004.

        Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

        Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2% at the time the loan is made. Interest rates on outstanding loans at September 30, 2004 range from 5% to 11.5%. Principal and interest is paid ratably through bi-weekly payroll deductions.

        Plan Administration

Administrative expenses of the Plan were paid by the Company during the year ended September 30, 2004. The Company has the option, but not the obligation, to pay such administrative expenses. In addition, certain administrative functions were performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan Agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period. Actual results could differ from those estimates.

Basis of Accounting The accompanying financial statements are prepared on the accrual basis of accounting. Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

        Income Recognition

Net appreciation in fair value of investments represents all realized and unrealized gains and losses on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits

        Benefits are recorded when paid.

Resource America, Inc. Investment Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
September 30, 2004

NOTE C — INVESTMENTS

        The following table presents investments at September 30, 2004 and 2003. Investments that represent 5% or more of the Plan’s net assets at either September 30, 2004 or 2003 are separately identified.

	2004	2003
Mutual Funds:
Janus Fund	$613,614	$577,657
Fidelity Investments Dividend Growth Fund	742,534	577,558
Fidelity Investments Equity Income II Fund	555,232	407,708
The Vanguard Group Growth Index Fund	529,133	463,699
Other	2,831,001	2,157,003

	5,271,514	4,183,625

Common Stock:
Resource America, Inc. -
226,796 and 211,168 shares, respectively	5,350,127	2,504,446

Money Market Funds:
Vanguard Prime Money Market Fund	766,835	656,040
Other	61,179	751

	828,014	656,791

	$11,449,655	$7,344,862

        During the fiscal year ended September 30, 2004, the Plan’s investments appreciated in value as follows:

2004
Mutual Funds	$296,442
Common Stock	2,768,072

$3,064,514

NOTE D — PARTY IN INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, Inc., the Plan sponsor. The Plan held 226,796 and 211,168 shares of Resource America, Inc. common stock at September 30, 2004 and 2003, respectively.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses and trustee’s fees are paid directly by the Company.

Resource America, Inc. Investment Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued) September 30, 2004

NOTE E – TAX STATUS

The Internal Revenue Service has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan as necessary. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE G — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of September 30, 2004 and 2003, 46% and 33%, respectively of the Plan's assets were investments in the common stock of Resource America, Inc.

NOTE H — SUBSEQUENT EVENT

Atlas Pipeline Partners, L.P., an affiliate of the Company, acquired Spectrum Field Services, Inc. on July 16, 2004. In connection with the acquisition, the Company has authorized the merger of the Spectrum Field Services, Inc. Retirement Savings Plan into the Resource America, Inc. Investment Savings Plan, effective October 1, 2004.

SUPPLEMENTAL SCHEDULE

Resource America, Inc. Investment Savings Plan

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

September 30, 2004

Employer Identification Number: 72-0654146

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Resource America, Inc. (NASDAQ: REXI)	Common Stock, 226,796 Shares	$5,350,127
	Vanguard Prime Money Market Fund	Money Market	766,835
	Fidelity Investments Dividend Growth Fund	Mutual or Collective Fund	742,534
	Janus Fund	Mutual or Collective Fund	613,614
	Fidelity Investments Equity Income II Fund	Mutual or Collective Fund	555,232
	The Vanguard Group Growth Index Fund	Mutual or Collective Fund	529,133
	Fidelity Investments Fund	Mutual or Collective Fund	419,953
	Weitz Partners Value Fund	Mutual or Collective Fund	334,685
	PIMCO Total Return A Fund	Mutual or Collective Fund	299,548
	The Vanguard Index Trust S&P 500 Fund	Mutual or Collective Fund	279,332
	Tuner MidCap Growth Fund	Mutual or Collective Fund	274,023
	Janus Worldwide Fund	Mutual or Collective Fund	252,397
	Royce Total Return Fund	Mutual or Collective Fund	214,504
	PIMCO Low Duration A Fund	Mutual or Collective Fund	204,552
	Fidelity Investments OTC Portfolio	Mutual or Collective Fund	190,835
	The Vanguard GNMA Fund	Mutual or Collective Fund	184,281
	PBHG Large Cap Value Fund	Mutual or Collective Fund	111,353
	Manager's Special Equity Fund	Mutual or Collective Fund	65,538
	Charles A. Schwab	Money Market	61,179
	Participant loans	5% - 11.5%	285,401

			$11,735,056

*         Represents a party-in-interest

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

May 12, 2005	By: /s/ Dean R. McQuirns
Dean R. McQuirns Plan Administrator
13